CUSIP No. 855716106	Page 1 of 30 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STATE BANCORP, INC.
(Name of Issuer)

Common Stock, par value $5.00 per share
(Title of Class of Securities)

85571610
(CUSIP Number)

Mr. John W. Palmer
PL Capital LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CUSIP No. 855716106	Page 2 of 30 Pages

1		NAMES OF REPORTING PERSONS Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 212,394
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 212,394

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 3 of 30 Pages

1		NAMES OF REPORTING PERSONS Financial Edge —Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 108,822
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 108,822

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 4 of 30 Pages

1		NAMES OF REPORTING PERSONS Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 109,353
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 109,353

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 5 of 30 Pages

1		NAMES OF REPORTING PERSONS PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 490,959
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 490,959

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 6 of 30 Pages

1		NAMES OF REPORTING PERSONS GoodbodyPL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 109,353
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 109,353

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 7 of 30 Pages

1		NAMES OF REPORTING PERSONS PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 605,194
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 605,194

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 8 of 30 Pages

1		NAMES OF REPORTING PERSONS John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 100
BENEFICIALLY OWNED	8	SHARED VOTING POWER 616,094
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 100
PERSON WITH	10	SHARED DISPOSITIVE POWER 616,094

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 855716106	Page 9 of 30 Pages

1		NAMES OF REPORTING PERSONS Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 1,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 617,094
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 617,094

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 855716106	Page 10 of 30 Pages

1		NAMES OF REPORTING PERSONS PL Capital Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 15,782
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 15,782

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 855716106	Page 11 of 30 Pages

1		NAMES OF REPORTING PERSONS PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 158,843
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 158,843

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 12 of 30 Pages

1		NAMES OF REPORTING PERSONS Advance Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,900
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,900

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 855716106	Page 13 of 30 Pages

1		NAMES OF REPORTING PERSONS Peter Cocoziello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,900
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,900

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 855716106	Page 14 of 30 Pages

1		NAMES OF REPORTING PERSONS Padco Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,900
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,900

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 855716106	Page 15 of 30 Pages

Item 1.	Security and Issuer

        This Schedule 13D relates to the common stock, par value $5.00 per share (“Common Stock”), of State Bancorp, Inc. (the “Company” or “State Bancorp”). The address of the principal executive offices of the Company is 699 Hillside Avenue, New Hyde Park, NY 11040-2512.

Item 2.	Identity and Background

        This Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to this filing as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund");

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic");

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund");

•	PL Capital Offshore, Ltd., a Cayman Islands company ("PL Capital Offshore");

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•	PL Capital Advisors, LLC, a Delaware limited liability company ("PL Capital Advisors"), and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP");

•	Goodbody/PL Capital, LLC ("Goodbody/PL LLC"), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, members of the Board of Directors of PL Capital Offshore, and as individuals;

•	Richard J. Lashley, as custodian for accounts under the Uniform Gifts to Minor Act (“UGMA”) held by his minor children Danielle Lashley and Caitlin Lashley;

CUSIP No. 855716106	Page 16 of 30 Pages

•	Padco Management Corp., a New Jersey corporation ("Padco"), the Managing Member of Advance Capital Partners, LLC;

•	Advance Capital Partners, LLC, a New Jersey limited liability company ("Advance Capital Partners"); and

•	Mr. Peter Cocoziello, as President of Padco, which is the Managing Member of Advance Capital Partners.

                      (a)-(c)     This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore; Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer and Mr. Lashley, as individuals and by Mr. Lashley as custodian for UGMA accounts held by his minor children Danielle Lashley and Caitlin Lashley.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

        The business address of Advance Capital Partners, Padco and Mr. Cocoziello is 1430 State Highway 206, Suite 100, Bedminster, NJ 07921. Advance Capital Partners and Padco are engaged in various interests including real estate investment and other investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

CUSIP No. 855716106	Page 17 of 30 Pages

        The principal employment of Mr. Cocoziello is real estate development and investment with Advance Realty Group, LLC, a real estate development and investment firm headquartered at 1430 State Highway 206, Suite 100, Bedminster, NJ 07921.

    (d)        During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    (f)        All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 618,194 shares of Common Stock of the Company acquired at an aggregate cost of $9,677,793.

        The amount of funds expended by Financial Edge Fund to acquire the 212,394 shares of Common Stock it holds in its name is $3,322,294. Such funds were provided from Financial Edge Fund’s available capital and margin provided by Bear Stearns Securities Corp. (“Bear Stearns”) on such firms’ usual terms and conditions.

        The amount of funds expended by Financial Edge Strategic to acquire the 108,822 shares of Common Stock it holds in its name is $1,697,315. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by Focused Fund to acquire the 158,843 shares of Common Stock it holds in its name is $2,500,165. Such funds were provided from Focused Fund’s available capital and margin provided by Bear Stearns on such firms’ usual terms and conditions.

        The amount of funds expended by PL Capital Offshore to acquire the 15,782 shares of Common Stock it holds in its name is $246,452. Such funds were provided from PL Capital Offshore’s available capital and margin provided by Bear Stearns on such firms’ usual terms and conditions.

        The amount of funds expended by Goodbody/PL LP to acquire the 109,353 shares of Common Stock it holds in its name is $1,702,371. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by Advance Capital Partners to acquire the 10,900 shares of Common Stock it holds in its name is $176,413. Such funds were provided from Advance Capital Partner’s available capital.

CUSIP No. 855716106	Page 18 of 30 Pages

        The amount of funds expended by Mr. Palmer to acquire the 100 shares of Common Stock he holds in his name is $1,508. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 1,000 shares of Common Stock he holds in his name is $15,045. Such funds were provided from Mr. Lashley’s personal funds.

        The amount of funds expended by the UGMA account for Mr. Lashley’s minor child Danielle Lashley to acquire 500 shares of Common Stock is $8,115. Such funds were provided from Danielle Lashley’s personal funds.

        The amount of funds expended by the UGMA account for Mr. Lashley’s minor child Caitlin Lashley to acquire the 500 shares of Common Stock is $8,115. Such funds were provided from Caitlin Lashley’s personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on those firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s initial Schedule 13D filing. The PL Capital Group owns 5.6% of State Bancorp. The PL Capital Group believes the stock of State Bancorp is significantly undervalued relative to its franchise value (namely, the value the Company would receive in a merger or acquisition). The PL Capital Group also believes that State Bancorp’s profitability can be improved if operating expenses are reduced and fee income is increased. State Bancorp’s efficiency ratio, a common banking industry measure of operating efficiency and profitability, has ranged from 64% to 192% in the past 5 years. State Bancorp has publicly announced a “long term” goal of reducing the efficiency ratio to a level of 55% or less. See page 55 of the Company’s Annual Report on Form 10-K for the 2005 fiscal year (the “2005 Annual Report”). PL Capital Group believes that State Bancorp should reach that goal by the end of 2006 or early 2007.

        The need for increased profitability and operating efficiency in the short run is imperative because State Bancorp’s equity capital is insufficient in PL Capital’s opinion. State Bancorp recorded a 2005 loss before income taxes of $63.9 million ($36.5 million loss after tax) compared to income before income taxes of $18.7 million ($13.4 million income after tax) in 2004. The sharp reversal in the Company’s fortune was due principally to an increase in expense caused by an adverse jury verdict in a case related to the Company’s deposit relationship with Island Mortgage Network, Inc. After recording the loss related to the adverse jury verdict, at December 31, 2005 State Bancorp reported stockholders’ equity of $56.4 million and a 3.52% equity/assets ratio (a significant portion of which is in the form of a deferred tax asset, an arguably tenuous asset which is dependent upon future profitability and other factors).

CUSIP No. 855716106	Page 19 of 30 Pages

        The PL Capital Group is also concerned that since the February 1, 2006 announcement of the adverse jury verdict, State Bancorp failed to properly calculate and report its regulatory capital position in numerous press releases, Securities and Exchange Commission and regulatory filings, including its 2005 audited financial statements. For example, in the 2005 Annual Report, State Bancorp claimed that despite the loss in 2005, it met all of the capital adequacy requirements to which it was subject. See footnote 16 on page 86 of the 2005 Annual Report. Apparently, State Bancorp had mistakenly recorded in its regulatory capital 100% of the deferred tax asset caused by the adverse jury verdict, despite well established regulatory guidelines on the disallowance of certain deferred tax assets from regulatory capital.

        It was apparently only after PL Capital repeatedly questioned the management of State Bancorp on the propriety of recording 100% of the deferred tax assets generated as a result of the adverse jury verdict in its regulatory capital, that State Bancorp publicly admitted its mistake. On June 9, 2006, State Bancorp issued a press release noting that it had raised $20 million of additional capital to improve the Company’s and Bank’s regulatory capital ratios, after the Company “recently determined” that a portion of its previously recorded deferred tax asset should have been disallowed for regulatory capital purposes. State Bancorp also announced that it was restating its previously filed regulatory reports for December 31, 2005 and March 31, 2006.

        The Company’s inability to properly calculate and report its regulatory capital has likely damaged its relationship with its primary regulator, the New York State Banking Department (we were informed by Company management that the regulators had allowed the payment of the previously deferred cash dividend of $0.15 per share in April 2006, in part, because the Company met its regulatory capital ratios, when in fact this was based upon inaccurate regulatory reports). This mistake has also likely damaged State Bancorp’s standing with the investment community, as evidenced by the decline in State Bancorp’s stock price in the days after the June 9 announcement. This mistake also may have left State Bancorp open to further legal action.

        The PL Capital Group is also concerned that the President of the Company, Daniel T. Rowe, sold 50,000 shares of State Bancorp on May 22, 2006, at a price of $16.35 per share, subsequent to PL Capital’s repeated phone calls to State Bancorp questioning the propriety of recording 100% of the deferred tax assets generated as a result of the adverse jury verdict in its regulatory capital, but prior to the June 9, 2006 public announcement. The price per share received by Mr. Rowe for the 50,000 shares is 10% greater than the average closing price of State Bancorp since the June 9, 2006 announcement (the average closing price for the period June 9 through June 27 is $14.82).

        Messrs. Palmer and Lashley hope to meet with members of the Company’s management team at some point in the near future to discuss these issues, the Company’s prospects and management’s plans.

CUSIP No. 855716106	Page 20 of 30 Pages

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of ever increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 11,127,784, reported as the number of outstanding shares as of April 27, 2006, in the Company’s Form 10-Q filed May 10, 2006.

        The PL Capital Group’s transactions in the Common Stock within the past 60 days are as follows:

(A)	Financial Edge Fund

(a)-(b) See cover page.

(c)	Financial Edge Fund made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2006-05-03	3,375	16.01	54,140

2006-05-04	2,755	15.88	43,838

2006-05-05	7,000	16.29	114,219

2006-05-10	15,500	16.19	251,261

2006-05-11	4,500	16.16	72,829

2006-05-12	3,000	16.18	48,718

2006-05-16	1,316	16.34	21,560

2006-05-17	5,000	16.20	81,275

2006-05-18	5,938	16.20	96,368

2006-05-19	2,000	16.20	32,521

2006-05-19	813	16.23	13,233

2006-05-22	12,000	16.35	196,825

2006-05-22	(500)	16.39	(8,163)

2006-05-23	15,000	16.45	247,525

2006-05-30	9,246	16.13	149,378

2006-06-06	6,821	16.05	109,600

2006-06-09	8,780	15.78	138,741

2006-06-19	8,470	14.32	121,446

2006-06-20	2,100	14.16	29,780

2006-06-26	4,805	14.85	71,484

2006-06-28	4,851	15.03	73,013

CUSIP No. 855716106	Page 21 of 30 Pages

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2006-04-25	3,000	14.96	45,055

2006-05-02	149	15.60	2,352

2006-05-05	3,000	16.29	48,965

2006-05-09	1,707	16.12	27,575

2006-05-10	8,000	16.19	129,695

2006-05-11	2,500	16.16	40,471

2006-05-17	6,000	16.21	97,402

2006-05-22	6,000	16.35	98,425

2006-05-23	8,000	16.45	132,025

2006-05-25	2,298	16.32	37,582

2006-05-26	580	16.28	9,467

2006-06-05	5,000	16.26	81,424

2006-06-06	3,000	16.05	48,212

2006-06-22	1,658	14.30	23,764

2006-06-23	12,164	14.46	176,118

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

CUSIP No. 855716106	Page 22 of 30 Pages

(C)	Focused Fund

(a)-(b)	See cover page.

(c) Focused Fund made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2006-04-28	5,800	15.76	91,549

2006-05-05	13,000	16.29	212,099

2006-05-10	25,000	16.16	405,275

2006-05-11	11,000	16.18	178,589

2006-05-12	2,357	16.15	38,129

2006-05-17	5,405	16.21	87,745

2006-05-22	11,000	16.35	180,425

2006-05-23	10,000	16.45	165,025

2006-05-24	6,128	15.85	97,291

2006-06-07	2,581	16.05	41,492

2006-06-26	5,000	14.85	74,385

2006-06-28	5,000	15.03	75,256

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Focused Fund with regard to those shares of Common Stock.

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore has made the following purchases or sales of Common Stock in the past 60 days:

CUSIP No. 855716106	Page 23 of 30 Pages

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2006-05-05	1,600	16.29	26,126

2006-05-10	1,500	16.19	24,338

2006-05-11	1,000	16.16	16,204

2006-05-18	1,000	16.19	16,261

2006-05-23	1,000	16.45	16,525

2006-06-27	1,385	15.17	21,051

2006-06-29	3,363	15.25	51,356

(d)	PL Capital Advisors is the investment advisor for PL Capital Offshore. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, they have the power to direct the affairs of PL Capital Offshore. Therefore, PL Capital Offshore may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Offshore.

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2006-05-05	3,000	16.29	48,965

2006-05-08	1,978	16.10	31,917

2006-05-10	8,236	16.19	133,521

2006-05-11	2,413	16.16	39,064

2006-05-17	6,000	16.21	97,402

2006-05-22	6,000	16.35	98,425

2006-05-23	606	16.37	9,957

2006-05-23	8,500	16.45	140,275

2006-05-31	2,056	16.07	33,105

2006-06-02	200	16.40	3,299

2006-06-05	4,632	16.26	75,432

2006-06-06	3,000	16.05	48,212

2006-06-20	8,205	14.26	117,148

2006-06-23	6,000	14.46	86,879

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 855716106	Page 24 of 30 Pages

(F)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(G)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

(H)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 855716106	Page 25 of 30 Pages

(I)	Mr. John W. Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer purchased 100 shares of Common Stock on April 18, 2006 at a price of $15.08 and a total cost of $1,508.

(J)	Mr. Richard J. Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley purchased 1,000 shares of Common Stock on April 18, 2006 at a price of $15.03 and a total cost of $15,045. The UGMA account for Mr. Lashley’s minor child Danielle Lashley purchased 500 shares of Common Stock on May 18, 2006 at a price of $16.21 and a total cost of $8,115. The UGMA account for Mr. Lashley’s minor child Danielle Lashley purchased 500 shares of Common Stock on May 18, 2006 at a price of $16.21 and a total cost of $8,115.

(K)	Advance Capital Partners

(a)-(b)	See cover page.

(c)	Advance Capital Partners made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)

2006-05-17	1,724	16.16	27,968

2006-05-18	3,601	16.16	58,413

2006-05-22	575	16.16	9,331

2006-06-07	3,394	16.04	54,779

2006-06-08	1,606	16.04	25,920

(L)	Padco Management

(a)-(b)	See cover page.

(c)	Padco has made no purchases or sales of Common Stock directly.

(d)	Padco is the Managing Member of Advance Capital Partners and it has the power to direct the affairs of Advance Capital Partners. Therefore, Padco may be deemed to share with Advance Capital Partners voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

CUSIP No. 855716106	Page 26 of 30 Pages

(M)	Mr. Peter Cocoziello

(a)-(b)	See cover page.

(c)	Mr. Cocoziello has made no purchases or sales of Common Stock directly.

(d)	Mr. Cocoziello is the President of Padco, which is the Managing Member of Advance Capital Partners and he has the power to direct the affairs of Padco and Advance Capital Partners. Therefore, Mr. Cocoziello may be deemed to share with Padco and Advance Capital Partners voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, and Advance Capital Partners, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Advance Capital Partners, PL Capital is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement.

CUSIP No. 855716106	Page 27 of 30 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2006

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 855716106	Page 28 of 30 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Advisor
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Director	Director
GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 855716106	Page 29 of 30 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
ADVANCE CAPITAL PARTNERS, LLC
By: Padco Management Corp.
Managing Member
By: /s/ Peter Cocoziello
Peter Cocoziello
President
PADCO MANAGEMENT CORP.
By: /s/ Peter Cocoziello
Peter Cocoziello
President

By: /s/ John W. Palmer
       John W. Palmer

CUSIP No. 855716106	Page 30 of 30 Pages

By: /s/ Richard J. Lashley
       Richard J. Lashley

By: /s/ Peter Cocoziello
       Peter Cocoziello